Exhibit 99.9

PRESS RELEASE

TotalEnergies signs an agreement in view of acquiring the remaining 50% of SapuraOMV, a significant Upstream Gas Operator in Malaysia

Paris, April 22, 2024 – TotalEnergies has signed an agreement with Sapura Upstream Assets Sdn Bhd (SUA) to acquire its 50% interest in Malaysian independent gas producer and operator SapuraOMV Upstream Sdn (SapuraOMV) for a consideration of $530 million, subject to closing adjustments. Closing is expected in the second half of 2024.

This agreement follows a first agreement signed with OMV on January 31st, 2024, for the acquisition of its 50% interest in SapuraOMV.

After completion of both transactions, which are subject to some conditions precedent, in particular regulatory approvals, TotalEnergies would own 100% of SapuraOMV.

SapuraOMV’s main assets are its 40% operated interest in block SK408 and 30% operated interest in block SK310, both located offshore Sarawak in Malaysia. In 2023, SapuraOMV’s operated production (100%) was about 500 Mcf/d of natural gas, feeding the Bintulu LNG plant operated by Petronas, as well as 7 kb/d of condensates. On block SK408, the development of Jerun gas field is on track for a startup in the second half of 2024. SapuraOMV also holds interests in exploration licenses in Malaysia, Australia, New Zealand and Mexico, where a discovery was made in 2023 on block 30.

“Following the transaction with OMV announced two months ago and this new transaction with Sapura Upstream Assets, TotalEnergies will have full ownership of SapuraOMV and become a significant gas operator in Malaysia,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “The SapuraOMV assets are fully in line with our strategy to grow our gas production to meet demand growth, focusing our portfolio on low-cost and low-emission assets. We look forward to strengthening our global partnership with Petronas in Malaysia, a country where we see further development opportunities for our Company.”

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About TotalEnergies in Malaysia

TotalEnergies owns interests in two PSCs in exploration phase and signed in June 2023 an agreement with Petronas and Mitsui to develop a carbon storage project in Southeast Asia and evaluate several CO2 storage sites in the Malay Basin.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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